Exhibit Number 99

AMENDMENT NO. 1
TO THE
ZALE CORPORATION SAVINGS & INVESTMENT PLAN
(As Revised and Restated Effective August 1, 1998)

     This Amendment No. 1 to the Zale Corporation Savings & Investment Plan (the “Plan”) is made and entered into this 28th day of December, 2001, by Zale Corporation (the “Company”).

     WHEREAS, the Company sponsors the Plan for the benefit of its employees and the employees of its affiliates;

     WHEREAS, the Company desires to amend the Plan to reduce the matching contribution from 100% to 50% of the salary deferrals made by participants, up to 4% of any participant’s compensation;

     WHEREAS, Section 17.1 of the Plan grants to the Board the authority to amend the Plan;

     NOW, THEREFORE, in consideration of the above premises, the Company amends the Plan as follows:

     1.     Section 3.2 of the Plan is amended in its entirety, effective March 1, 2002, to read as follows:

Sec. 3.2 Employer Matching Contributions. For each payroll period, an Employer shall contribute hereunder as a Matching Contribution an amount equal to 50% of the first 4% of Annual Compensation of each Participant contributed to the Plan as a Salary Deferral Contribution. In calculating the Matching Contribution, any Salary Deferral Contribution made on behalf of each Participant for a payroll period in excess of 4% of the Participant’s Annual Compensation paid during such payroll period shall not be considered. A Participant shall be eligible for an allocation of Matching Contributions if the Employee is employed on the last day of the Year or if the Participant retires on or after his Normal Retirement Date, dies or becomes Disabled during the Year. Matching Contributions made pursuant to this Section shall be subject to the limitations and restrictions of Articles V and VI.

     2.     Section 14.4 is hereby amended to read as follows effective March 1, 2002:

Sec. 14.4 Application of Forfeitures. The forfeitures occurring as provided in Articles IV, V, XIV and XV shall first be used to restore the account of a Former Participant who has been located as provided in Section 15.10. If additional forfeitures remain after full restorations under Section 15.10, then remaining forfeitures shall be used to restore accounts of Former Participants under Section 14.2. If additional forfeitures remain thereafter, the forfeitures for a Year shall be used to pay administrative expenses of the Plan and then to reduce the Matching Contribution of any Employer under Section 3.2 and for allocation under Section 7.3 as of any Allocation Date as a Matching Contribution.

     IN WITNESS WHEREOF, this Amendment No. 1 has been executed the day and the year first above written.

ZALE CORPORATION

By: /s/ Susan Lanigan